Ferreyros CAT

Ferreyros S.A.A.

Av. Industrial 675
Lima 1, Perú
T 511.336.7070
F 511.336.8331
www.ferreyros.com.pe

RECEIVED
2006 MAY -5 P 12:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06013148

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, May 2th, 2006

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

PROCESSED
MAY 09 2006
THOMSON FINANCIAL

Dear Sirs:

Please find attached our Financial Statements as of March 31th, 2006, and our management report for that period.

Sincerely yours,

Ferreyros S.A.A.
Patricia Gastelumendi Lukis
Gerente de División Finanzas

CAT

RECEIVED
2006 MAY -5 P 12:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

HECHO DE IMPORTANCIA

Lima, 2 de mayo del 2006

Señores
Comisión Nacional Supervisora de Empresas y Valores
Presente.-

Ref.: Oficio N° 098-2006-EF

Estimados señores:

En atención al documento en referencia, cumplimos con informarles que la moneda funcional que será utilizada por nuestra Compañía a partir del 1° de enero del 2007 será el dólar americano, en razón de que sus operaciones tanto de compras como de ventas de bienes y servicios se realizan mayoritariamente en dicha moneda.

Como es de su conocimiento, mediante Resolución N° 038-2005-EF/93.01, el Consejo Normativo de Contabilidad ha suspendido la aplicación obligatoria de la NIC 21, efecto de las variaciones en los tipos de cambio de monedas extranjeras, hasta el 31-12-06.

Atentamente

Víctor Astete Palma
Gerente División de Contraloría

CAT

HECHO DE IMPORTANCIA

Lima, 2 de mayo del 2006

Señores
Comisión Nacional Supervisora de Empresas y Valores
Presente.-

Estimados señores:

De acuerdo a disposiciones vigentes, cumplimos con presentar los estados financieros de Ferreyros S.A.A. al 31 de marzo del 2006, así como las Notas a los Estados Financieros e Informe de Gerencia a la misma fecha. El Informe de Gerencia incluye la Declaración de Responsabilidad y el Análisis y Discusión de Gerencia.

Los estados financieros al 31 de marzo del 2006 han sido aprobados en Sesión de Directorio de fecha 28 de abril del 2006.

Atentamente,

Víctor Astete Palma
Gerente División de Contraloría

CAT

RECEIVED
2006 MAY -5 P 12:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 31 de marzo del 2006. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil..

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión
Y Sistemas

Víctor Astete Palma
Gerente División de Contraloría

Para mayor información contactar con:
Fiorella Amorrortu, Finanzas Corporativas
Teléfonos: (51-1) 3367070, anexo 4440
Email: famorrortu@ferreyros.com.pe

FERREYROS S.A.A.

INFORME DE GERENCIA POR EL PRIMER TRIMESTRE DEL AÑO 2006

(Lima, Perú, 02 de mayo del 2006).- Ferreyros distribuidor de bienes de capital en el Perú, anuncia sus resultados financieros del primer trimestre del 2006.

Las ventas al 31-03-06 ascendieron a S/. 296.2 millones, en comparación con S/. 204.0 millones del mismo periodo del año anterior, un incremento de 45.2%.

La utilidad neta al 31-03-06 ascendió a S/ 20.6 millones en comparación con S/. 4.0 millones del mismo período del año anterior, un aumento de 412.1%. Este incremento en la utilidad neta ha sido alcanzado gracias a un crecimiento de 45.2% en las ventas, lo cual se explica por el dinamismo experimentado en casi todos los sectores económicos en los cuales la Compañía realiza sus operaciones, especialmente en el sector minero debido al aumento del precio de los minerales en el mercado internacional. No obstante, es necesario mencionar que las ventas de repuestos y servicios en el 1T 2006 han sido mayores que las usuales debido a la acumulación de reparaciones y a una mayor demanda de repuestos. La Compañía estima que los volúmenes alcanzados en dicho período no se mantendrán en el resto del año. Cabe señalar que la utilidad bruta de las ventas de repuestos y servicios es más alta que la de las ventas de productos principales

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al primer trimestre del 2006 y 2005. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye en el rubro Otros Ingresos Operacionales solamente la utilidad bruta obtenida en dichas operaciones.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del 1T 2006 ascendieron a S/. 296.2 millones, en comparación con S/. 204.0 millones del mismo período del año anterior, un incremento de 45.2 %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) fueron superiores en 41.8% a las del 1T 2005 (S/. 123.4 millones en el 1T 2006; S/. 87.0 millones en el 1T 2005), debido a lo siguiente:

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

- Incremento de 48.5% en la venta de equipos Caterpillar (S/. 94.2 millones en el 1T 2006; S/: 63.4 millones en el 1T 2005), generado por importantes ventas de camiones mineros Caterpillar a clientes de la gran minería y por la demanda creciente de otros equipos Caterpillar por parte de clientes de la mediana minería y de empresas contratistas que efectúan trabajos de construcción y/o desarrollo para empresas de diferentes sectores económicos.
- Disminución en la venta de equipos agrícolas de 24.9% (S/.6.0 millones en el 1T 2006; S/. 8.0 millones en el 1T 2005); debido básicamente a una disminución en la demanda de máquinas y equipos agrícolas por parte de clientes dedicados a la producción de arroz, debido a una sobreproducción de dicho producto, lo cual ocasionó una disminución importante en su precio de mercado.
- Crecimiento de 14.8% en las ventas de la línea automotriz (S/. 8.3 millones en el 1T 2006, S/. 7.2 millones en el 1T 2005), generado por la renovación del parque automotor y por la prohibición establecida por Ley para la importación de vehículos usados.
- Incremento de 78.8% en las ventas de unidades usadas (S/. 14.8 millones en el 1T 2006, S/. 8.2 millones en el 1T 2005), que se explica por mayores ventas a empresas contratistas que realizan trabajos de construcción y desarrollo para la mediana y gran minería, así como a empresas dedicadas a la construcción de carreteras.

De otro lado, en 1T 2006, las ventas de repuestos y servicios fueron superiores en 48.5% a las del mismo período del año anterior (S/.169.2 millones en el 1T 2006; S/.113.9 millones en el 1T 2005), debido a importantes ventas de repuestos y servicios a empresas de la gran minería, que a partir del tercer trimestre del 2005 aumentaron significativamente el envío de componentes para su reparación en los talleres de la Compañía. Sin embargo, es importante mencionar que, de acuerdo con estimaciones de la Compañía, las empresas de la gran minería disminuirían el envió de componentes en los próximos trimestres del 2006 debido a una situación de estacionalidad, lo cual ocasionaría una disminución en la venta de repuestos y servicios de dichos períodos.

Por otra parte, los ingresos por alquiler de equipos del 1T 2006 mostraron un incremento de 18.3% en comparación con los registrados en el mismo periodo del año anterior (S/. 3.7 millones el 1T 2006; S/. 3.1 millones en el 1T 2005). Este incremento en las ventas del 1T 2006 se debe a una mayor demanda de alquiler de equipos ligeros por parte de clientes del sector construcción.

UTILIDAD EN VENTAS.- La utilidad en ventas del 1T 2006 ascendió a S/. 67.5 millones, en comparación con S/. 45.3 millones del mismo período del año anterior, un incremento de 48.9%, originado principalmente por un aumento en las ventas de equipos Caterpillar así como por la mayor venta de repuestos y servicio. En términos porcentuales el margen bruto del 1T 2006 es ligeramente superior al del mismo período del año anterior (1T 2006: 22.8%; 1T 2005: 22.2%).

Ferreyros S.A.
Hugo Sommerkamp Mollnari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el 1T 2006 a S/. 39.1 millones en comparación con S/. 36.9 millones del mismo período del año anterior, un incremento de 5.6 %., debido principalmente a un aumento de los gastos variables como consecuencia del importante crecimiento de las ventas del período. En el primer trimestre del 2006 los gastos de venta y administración representan el 13.2% de las ventas netas frente a 18.1% del mismo período del año anterior.

INGRESOS FINANCIEROS.- Los ingresos financieros del 1T 2006 ascendieron a S/. 7.2 millones en comparación con S/. 4.6 millones del mismo período del año anterior, un incremento de 57.2%, generado principalmente por un aumento en los descuentos por pronto pago otorgados por proveedores del exterior. En el 1T 2006 los pagos efectuados a proveedores del exterior, sujetos a dicho descuento, fueron mayores a los realizados en el mismo período del año anterior, debido a un aumento de las compras de equipos y repuestos, el cual ha sido generado por el importante crecimiento de las ventas.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 8.2 millones en el 1T 2006 en comparación con S/.6.8 millones del mismo período del año anterior, un aumento de 22.0% debido a: i) un incremento de S/. 53.9 millones en el pasivo promedio (el pasivo promedio sujeto a intereses en 1T del 2006 ascendió a S/. 401.1 millones, en comparación con S/. 347.2 millones del mismo período del año anterior), y ii) un aumento de las tasas de interés en el mercado internacional, que afectó principalmente el gasto financiero de obligaciones a corto plazo con proveedores e instituciones financieras del exterior. La tasa libor a 180 días de 3.4% al 31-03-05 aumentó a 5.14% al 31-03-06.

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS.- En este rubro se registran las utilidades de subsidiarias reconocidas por el método contable de participación patrimonial. Los ingresos por este concepto ascendieron a S/.3.3 millones en el 1T 2006, en comparación con S/. 2.7 millones registrados en el mismo período del año anterior, un incremento de 20.6%, debido básicamente en mayores utilidades obtenidas por las subsidiarias que realizan sus ventas a clientes de la gran minería, mediana minería y/o contratistas. Es importante mencionar que, en la Junta General de Accionistas del 28 de marzo del 2005, se acordó la escisión de un bloque patrimonial de la subsidiaria Motorindustria S.A., relacionado con las actividades de recuperación de piezas y reparación de componentes hidráulicos. Dicha escisión se hizo efectiva el 1° de marzo del 2006, razón por la cual la participación patrimonial en subsidiarias registrada por la Compañía en el primer trimestre del 2006 incluye los resultados de Motorindustria correspondientes solamente a los dos primeros meses del año.

OTROS INGRESOS (EGRESOS).--- En el 1T 2006 se registró en este rubro un egreso neto de S/. 2.6 millones en comparación con un egreso neto de S/. 4.0 millones del mismo período del año anterior. En el 1T 2006, se incluyó en este rubro principalmente los siguientes conceptos: i) un egreso de S/. 3.8

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestion y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

millones por provisión para desvalorización de existencias, ii) un ingreso de S/. 0.4 millones por resoluciones de contrato, iii) un ingreso de S/. 0.2 millones por alquileres cobrados; y iv) otros ingresos netos por S/. 0.6 millones. En el 1T 2005, se registraron en este rubro básicamente los siguientes conceptos: i) un ingreso S/. 0.4 millones por resoluciones de contrato, ii) un egreso de S/. 4.6 millones por provisión para desvalorización de existencias, y iii) un ingreso neto de S/. 0.2 por otros conceptos.

UTILIDAD (PERDIDA) EN CAMBIO.—
El 1T 2006 y 1T 2005 incluyen utilidades en cambio por S/. 3.8 millones y S/. 1.7 millones, respectivamente. En ambos periodos la utilidad ha sido originada por la apreciación del nuevo sol frente al dólar americano (2.1 % el 1T 2006 y 0.6 % el 1T 2005). En el caso de la Compañía, el importe de las cuentas por pagar en moneda extranjera es mayor que el de las cuentas por cobrar en la misma moneda.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del primer trimestre del 2006 y 2005 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del 1T 2006 ascendió a S/. 20.6 millones en comparación con S/. 4.0 millones del mismo período del año anterior, un incremento de 412.1%; explicado por un incremento en la utilidad bruta, un incremento en los ingresos financieros, un incremento en la participación patrimonial en subsidiarias, una mayor utilidad en cambio y menores egresos diversos; lo cual ha permitido cubrir el incremento de los gastos de Administración y Ventas, el incremento en los gastos financieros, así como aumentar la utilidad neta en S/. 16.5 millones en relación con la obtenida en el mismo periodo del año anterior.

ANALISIS DEL BALANCE GENERAL

Al 31-03-06, el total de pasivos ascendió a S/. 559.9 millones en comparación con S/. 461.5 millones al 31-03-05, un incremento de S/. 98.4 millones. Por otra parte, el total de activos al 31-03-06 ascendió a S/. 887.8 millones en comparación con S/. 750.9 millones al 31-03-05, un incremento neto de S/. 136.9 millones. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 124.1 millones, como consecuencia de: i) aumento de S/. 77.4 millones por mayores ventas (este importe incluye financiamiento de corto plazo a clientes por un monto importante, que será cobrado en los próximos meses mediante su transferencia a una entidad financiera), ii) aumento de S/.56.9 millones por cartera en garantía devuelta por un patrimonio fideicometido, transferida de Otras Cuentas por Cobrar a Cuentas por Cobrar Comerciales; iii) disminución de S/. 7.0 millones por incremento en la provisión para cobranza dudosa; y iv) disminución de S/. 3.2 millones por incremento en intereses diferidos.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

b) Disminución neta de Otras Cuentas por Cobrar por S/. 57.7 millones, que se explica por: i) disminución de S/. 56.9 millones por cartera en garantía devuelta por un patrimonio fideicometido, transferida de Otras Cuentas por Cobrar a Cuentas por Cobrar Comerciales; y ii) otras disminuciones netas por S/. 0.8 millones.

c) Aumento neto de Existencias por S/. 66.2 millones debido a: i) aumento neto de S/.63.0 millones por compras efectuadas en el período para atender el crecimiento en la demanda de los clientes; ii) aumento neto de S/. 12.2 millones por transferencia de equipos de alquiler del activo fijo al inventario; iii) disminución de S/. 11.0 millones por incremento de la provisión para desvalorización de existencias; y iv) aumento de S/. 2.0 millones por transferencia del inventario escindido de la subsidiaria Motorindustria.

d) Disminución neta del Activo Fijo por S/. 17.3 millones, que se explica por: i) aumento de S/. 18.7 millones por compras de equipos de alquiler; ii) aumento de S/. 4.2 millones por compras de otros activos fijos; iii) aumento de S/.10.7 millones por la transferencia de activo fijo escindido de la subsidiaria Motorindustria;. iv) disminución neta de S/. 12.2 millones por transferencia de equipo de alquiler del activo fijo al inventario; v) disminución de S/.30.9 millones por aumento en la depreciación acumulada; vi) disminución de S/. 7.9 millones por aumento en la provisión para desvalorización de activo fijo; y vii) otros aumentos netos netas por S/. 0.1 millones.

e) Disminución neta de Inversiones en Valores por S/. 19.1 millones debido a: i) aumento de S/. 11.8 millones por utilidades de subsidiarias reconocidas por el método de participación patrimonial; ii) disminución de S/. 21.7 millones por escisión de la subsidiaria Motorindustria (se eliminó la inversión y se incorporaron activos y pasivos escindidos de dicha empresa). ii) disminución de S/. 2.8 millones por liquidación de una inversión en un patrimonio fideicometido; iii) disminución de S/. 6.4 millones por dividendos recibidos en efectivo de una subsidiaria, registrados previamente en el rubro Inversiones a través del método de participación patrimonial

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 31-03-06 es de 1.77, superior al ratio corriente de 1.42 al 31-03-05.

El ratio de apalancamiento financiero al 31-03-06 es 1.33 en comparación con 1.22 al 31-03-05. Para el cálculo de este ratio se ha excluido los pasivos con proveedores que no generan gasto financiero.

La conformación de las obligaciones de la Compañía al 31 de marzo del 2006 se muestra en el anexo 4.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. **ANEXO 1**

ESTADO DE GANANCIAS Y PERDIDAS
(Expresado en miles de nuevos soles)

	Acumulado al 31-3-2006	%	Acumulado al 31-3-2005	%	Variación %
Ventas Netas	296,240	100.0	204,049	100.0	45.2
Costo de Ventas	-228,743	-77.2	-158,716	-77.8	44.1
Utilidad en ventas	67,496	22.8	45,334	22.2	48.9
Gastos de Venta y Administración	-39,072	-13.2	-36,984	-18.1	5.6
Utilidad en operaciones	**28,424**	9.6	**8,350**	4.1	240.4
Ingresos Financieros	7,240	2.4	4,607	2.3	57.2
Gastos Financieros	-8,263	-2.8	-6,772	-3.3	22.0
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	3,301	1.1	2,737	1.3	20.6
Otros Ingresos (Egresos), neto	-2,659	-0.9	-4,017	-2.0	-33.8
Utilidad antes de diferencia en cambio	**28,043**	9.5	**4,905**	2.4	471.8
Utilidad (Pérdida) en cambio	3,804	1.3	1,707	0.8	122.8
Utilidad antes de Participaciones e Impuesto a la Renta	**31,847**	10.8	**6,612**	3.2	381.6
Participaciones	-2,530	-0.9	-546	-0.3	363.7
Utilidad antes de Impuesto a la Renta	29,317	9.9	6,067	3.0	383.3
Impuesto a la Renta	-8,729	-2.9	-2,046	-1.0	326.6
Utilidad neta	**20,588**	6.9	**4,021**	2.0	412.1

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

102/05/200610:36

ANEXO 2

FERREYROS S.A.A.

Balance General (Expresado en miles de nuevos soles)

	31-mar-06	31-mar-05	Variación % 31-mar-06 / 31-mar-05
Caja y bancos	57,422	20,126	185.3
Cuentas por cobrar comerciales	216,299	88,340	144.8
Inventarios	286,213	219,997	30.1
Cuentas por cobrar vinculadas	13,041	16,445	-20.7
Otras cuentas por cobrar	4,723	62,448	-92.4
Gastos pagados por anticipado	4,710	3,742	25.9
Activo Corriente	**582,408**	**411,098**	41.7
Cuentas por cobrar comerciales a largo plazo	24,364	28,148	-13.4
Inmueble, maquinaria y equipo			
Equipo de alquiler	71,904	77,998	-7.8
Otros activos fijos	284,091	284,848	-0.3
	355,995	362,846	-1.9
Depreciación acumulada	-165,077	-154,599	6.8
Inmueble, maquinaria y equipo, neto	190,918	208,247	-8.3
Inversiones	76,944	96,016	-19.9
Otros activos no corrientes	13,174	7,395	78.2
Activo no Corriente	305,400	339,806	-10.1
Total Activo	**887,809**	**750,904**	18.2
Deuda de corto plazo	50,553	140,664	-64.1
Otros pasivos corrientes	278,653	148,225	88.0
Pasivo corriente	**329,206**	**288,889**	14.0
Deuda de largo plazo	230,774	172,590	33.7
Total Pasivo	**559,980**	**461,479**	21.3
Ganancias diferidas	5,643	4,234	33.3
Impuesto a la renta diferido			
Patrimonio	**322,187**	**285,191**	13.0
Total Pasivo y Patrimonio	887,809	750,904	18.2
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	7,191	7,585	
UAIDA	**43,497**	**19,262**	
Ratios Financieros			
Ratio corriente	1.77	1.42	
Apalancamiento Financiero	1.33	1.22	
Valor contable por acción	1.25	1.18	

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 3

FERREYROS S.A.A

Ventas netas por Area de Operaciones
(Expresado en miles de nuevos soles)

	Acumulado al 31-3-2006	%	Acumulado al 31-3-2005	%	Variación %
Caterpillar:					
Gran minería	70,796	23.9	51,851	25.4	36.5
Otros	23,390	7.9	11,569	5.7	102.2
	94,186	31.8	63,420	31.1	48.5
Equipos agrícolas	6,067	2.0	8,075	4.0	-24.9
Automotriz	8,295	2.8	7,223	3.5	14.8
Unidades usadas	14,810	5.0	8,284	4.1	78.8
	123,357	41.6	87,002	42.6	41.8
Repuestos y servicios	169,199	57.1	113,934	55.8	48.5
Alquileres	3,683	1.2	3,113	1.5	18.3
Total	296,240	100.0	204,049	100.0	45.2

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 31-03-2006
Minería	65.3%
Construccion	16.0%
Pesca	4.3%
Comercio y Servicios	3.5%
Agricultura	2.5%
Industria	1.7%
Gobierno	1.1%
Transporte	0.9%
Hidrocarburos	0.9%
Otros	3.8%
Total	100.0%

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. **ANEXO 4**

Conformación del Pasivo al 31 de marzo del 2006
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	58,823	33,473	5,529	19,821
Papeles Comerciales	-			
Proveedores:				
Caterpillar	4,911	4,911		
Otros	10,141	10,141		
Bonos corporativos	55,000		15,625	39,375
Caterpillar Financial Services	12,155		2,753	9,402
Otros pasivos	25,730	25,730		
Total	166,760	74,255	23,907	68,598

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

DATOS GENERALES DE LA EMPRESA

RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2006	Ingresar 4 digitos como maximo
Tipo de Informacion:	TI	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	1	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	**FERREYROS S.A.A.**	*Ingresar con letras* MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Balance General
Al 31 de Marzo del año 2006 y 31 de Diciembre del año 2005
(En miles de nuevos soles)

Codigo		Notas	Al 31 de Marzo 2006	Al 31 de Diciembre 2005
	Activo			
	Activo Corriente			
1D0109	Efectivo y equivalentes de efectivo		57,422	11,469
1D0114	Inversiones financieras		**0**	**0**
1D0110	Activos financieros a valor razonable a través de ganancias y pérdidas		0	0
1D0111	Activos disponibles para la venta		0	0
1D0108	Activos por Instrumentos Financieros Derivados		0	0
1D0103	Cuentas por Cobrar Comerciales (neto de provisión acumulada)	3	216,299	226,846
1D0104	Cuentas por Cobrar a Vinculadas	4	13,042	14,039
1D0105	Otras Cuentas por Cobrar (neto de provisión acumulada)		4,723	6,956
1D0106	Existencias (neto de provisión acumulada)	5	286,213	253,255
1D0112	Activos Biológicos		0	0
1D0115	Activos no corrientes disponibles para la venta		0	0
1D0107	Gastos Pagados por Anticipado		4,710	2,136
1D0113	Otros activos		0	0
1D01ST	**Total Activo Corriente**		**582,409**	**514,701**
	Activo No Corriente			
1D0201	Cuentas por cobrar comerciales a largo plazo	3	24,364	34,788
1D0202	Cuentas por Cobrar a Vinculadas a Largo Plazo		0	0
1D0203	Otras Cuentas por Cobrar a Largo Plazo		0	0
1D0217	Inversiones financieras		**76,944**	**95,347**
1D0213	Activos disponibles para la venta		0	0
1D0215	Activos financieros mantenidos a vencimiento		0	0
1D0214	Inversiones al método de la participación		73,298	91,206
1D0218	Otras Inversiones financieras		3,646	4,141
1D0210	Activos por Instrumentos Financieros Derivados		0	0
1D0209	Existencias		0	0
1D0216	Activos Biológicos		0	0
1D0211	Inversiones Inmobiliarias		0	0
1D0205	Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	6	190,918	183,880
1D0206	Activos Intangibles (neto de amortización y desvalorización acumulada)		0	0
1D0207	Impuesto a la Renta y Participaciones Diferidos Activo		12,771	11,207
1D0212	Crédito Mercantil		0	0
1D0208	Otros Activos		403	445
1D02ST	**Total Activo No Corriente**		**305,400**	**325,667**
1D020T	**TOTAL ACTIVO**		**887,809**	**840,368**

	Notas	Al 31 de Marzo 2006	Al 31 de Diciembre 2005
Pasivo y Patrimonio			
Pasivo Corriente			
Sobregiros Bancarios		870	1,177
Obligaciones Financieras		111,793	61,415
Cuentas por Pagar Comerciales		50,533	100,545
Cuentas por Pagar a Vinculadas	4	3,342	11,259
Provisiones		0	0
Impuesto a la Renta y Particip. Corrientes		11,732	11,166
Otras Cuentas por Pagar		150,936	126,539
Pasivos por Instrumentos Financieros Derivados		0	0
Total Pasivo Corriente		**329,206**	**31210100%**
Pasivo No Corriente			
Obligaciones Financieras		230,774	207,690
Cuentas por Pagar Comerciales		0	0
Cuentas por pagar a Vinculadas		0	0
Pasivos por Instrumentos Financieros Derivados		0	0
Provisiones		0	0
Otras Cuentas por Pagar		0	0
Ingresos Diferidos (netos)		5,643	5,669
Impuesto a la Renta y Particip.Diferidos Pasivo		0	0
Total Pasivo No Corriente		**236,417**	**213,359**
Total Pasivo		**565,623**	**525,460**
Patrimonio Neto			
Capital	9	284,196	266,178
Capital adicional		0	0
Resultados no realizados		8,104	12,303
Reservas Legales		9,298	6,284
Otras Reservas		0	0
Resultados Acumulados	9	20,588	30,143
Diferencias de Conversión		0	0
Total Patrimonio Neto atribuible a los accionistas de la matriz		**322,186**	**314,908**
Intereses Minoritarios		0	0
Total Patrimonio Neto		**322,186**	**314,908**
TOTAL PASIVO Y PATRIMONIO NETO		**887,809**	**840,368**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Marzo del año 2006 y 2005
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2006	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2005	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2006	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2005
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)	12	297,845	201,344	297,845	201,344
Otros Ingresos Operacionales		116	349	116	349
Total de Ingresos Brutos		**297,961**	**201,693**	**297,961**	**201,693**
Costo de Ventas (Operacionales)		-230,465	-156,359	-230,465	-156,359
Otros costos operacionales		0	0	0	0
Total Costos Operacionales		**-230,465**	**-156,359**	**-230,465**	**-156,359**
Utilidad Bruta		**67,496**	**45,334**	**67,496**	**45,334**
Gastos Operacionales					
Gastos de Ventas		-20,807	-21,689	-22,807	-21,689
Gastos de Administración		-18,265	-15,295	-18,265	-15,295
Utilidad Operativa		**28,424**	**8,350**	**26,424**	**8,350**
Otros Ingresos (gastos)					
Ingresos Financieros		11,044	6,315	11,044	6,315
Gastos Financieros		-8,263	-6,772	-8,263	-6,772
Participación en los resultados de empresas vinculadas bajo el método de participación		3,301	2,737	3,301	2,737
Ganancia o pérdida por instrumentos financieros derivados					
Ganancia o pérdida por venta de activos		0	0	0	0
Otros Ingresos		0	0	0	0
Otros Gastos		-2,659	-4,017	-659	-4,017
Efecto acumulado por cambios en las políticas contables		0	0	0	0
Resultado antes de Participaciones y del Impuesto a la Renta		**31,847**	**6,613**	**31,847**	**6,613**
Participación de los trabajadores		-2,530	-546	-2,530	-546
Impuesto a la Renta		-8,729	-2,046	-8,729	-2,046
Utilidad (Perdida) Neta del Ejercicio		**20,588**	**4,021**	**20,588**	**4,021**
Utilidad (Pérdida) Neta atribuible:					
Accionistas de la matriz		0	0	0	0
Intereses Minoritarios		0	0	0	0
		0	**0**	**0**	**0**
Utilidad (pérdida) básica por acción común	11	0.080	0.016	0.080	0.016
Utilidad (pérdida) básica por acción de inversión		0.000	0.000	0.000	0.000
Utilidad (pérdida) diluida por acción común		0.000	0.000	0.000	0.000
Utilidad (pérdida) diluida por acción de inversión		0.000	0.000	0.000	0.000

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Marzo del año 2006 y 2005
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2006 al 31 de Marzo de 2006	Del 1 de Enero de 2005 al 31 de Marzo de 2005
	ACTIVIDADES DE OPERACIÓN			
	Cobranza (entradas) por:			
3D0101	Venta de bienes o servicios e ingresos operacionales		334,134	207,268
3D0110	Honorarios y comisiones		113	384
3D0103	Intereses y rendimientos (no incluidos en la actividad de inversión)		2,853	2,089
3D0111	Dividendos (no incluidos en la actividad de inversión)		0	0
3D0112	Regalías		0	0
3D0104	Otros cobros de efectivo relativos a la actividad		9,436	3,161
	Menos pagos (salidas) por:			
3D0109	Proveedores de bienes y servicios		-324,423	-168,523
3D0105	Remuneraciones y beneficios sociales		-26,653	-28,250
3D0106	Tributos		-10,998	-2,886
3D0107	Intereses y rendimientos (no incluidos en la actividad de financiamiento)		0	0
3D0114	Dividendos (no incluidos en la actividad de financiamiento)		0	0
3D0113	Regalías		0	0
3D0108	Otros Pagos de efectivo relativos a la actividad		-2,911	-1,317
3D01ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación**		**-18,449**	**11,926**
	ACTIVIDADES DE INVERSIÓN			
	Cobranza (entradas) por:			
3D0209	Prestamos a vinculadas		0	0
3D0201	Venta de inversiones financieras		0	0
3D0213	Venta de inversiones inmobiliarias		0	0
3D0202	Venta de inmuebles, maquinaria y equipo		843	833
3D0203	Venta de activos intangibles		0	0
3D0210	Intereses y rendimientos		0	0
3D0211	Dividendos		15	0
3D0204	Otros cobros de efectivo relativos a la actividad		495	429
	Menos pagos (salidas) por:			
3D0212	Prestamos otorgados a vinculadas		0	0
3D0205	Compra de inversiones financieras		0	0
3D0214	Compra de inversiones inmobiliarias		0	0
3D0206	Compra de inmuebles, maquinaria y equipo		-1,122	-1,420
3D0215	Desembolsos por trabajos en curso de inmueble, maquinaria y equipo		0	0
3D0207	Compra y desarrollo de activos intangibles		0	0
3D0216	Otros activos financieros		0	0
3D0217	Otros activos no financieros		0	0
3D0208	Otros pagos de efectivo relativos a la actividad		0	0
3D02ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión**		**231**	**-158**
	ACTIVIDADES DE FINANCIACION			
	Cobranza (entradas) por:			
3D0308	Préstamos bancarios		-307	0
3D0314	Emisión de obligaciones financieras		0	0
3D0301	Emisión de acciones o nuevos aportes		126,953	66,000
3D0309	Venta de acciones en tesorería		0	0
3D0303	Otros cobros de efectivo relativos a la actividad		769	0
	Menos pagos (salidas) por:			
3D0313	Amortización o pago de préstamos bancarios		0	-170
3D0315	Amortización o pago de obligaciones financieras		-56,121	-69,923
3D0310	Recompra de acciones propias (acciones en tesorería)		0	
3D0311	Intereses y rendimientos		-7,122	-7,552
3D0305	Dividendos pagados a accionistas de la matriz		-1	-1
3D0316	Dividendos pagados a intereses minoritarios		0	0
3D0317	Diferencias de conversión		0	0
3D0306	Otros pagos de efectivo relativos a la actividad.		0	-4,037
3D03ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento**		**64,171**	**-15,683**
3D0401	**Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo**		**45,953**	**-3,915**
3D0402	Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		11,469	24,041
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**		**57,422**	**20,126**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Marzo del año 2006 y 2005
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2006 al 31 de Marzo de 2006	Del 1 de Enero de 2005 al 31 de Marzo de 2005
	CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
3D05ST	Utilidad (Pérdida) neta del Ejercicio		20,588	4,021
	Más :			
3D0601	Ajustes a la Utilidad (Pérdida) del Ejercicio		0	0
3D0609	Provisión de cuentas de cobranza dudosa		2,514	1,446
3D0610	Provisión por desvalorización de existencias		3,892	5,218
3D0611	Provisión por fluctuación del valor de inversiones financieras		0	0
3D0612	Depreciación del ejercicio		7,150	7,555
3D0613	Desvalorización de activos		0	0
3D0614	Amortización y castigo de activos intangibles		41	30
3D0615	Provisión para protección del medio ambiente		0	0
3D0616	Amortización de otros activos		0	0
3D0604	Provisiones		9,330	4,522
3D0606	Pérdida en venta de inversiones financieras		0	0
3D0617	Pérdida en venta de inversiones inmobiliarias		0	0
3D0605	Pérdida en venta de inmuebles, maquinaria y equipo		0	0
3D0618	Pérdida en venta de activos intangibles		0	0
3D0619	Participación en los resultados de de empresas vinculadas, netas de dividendos recibidos en efectivo		0	0
3D0622	Pérdida por aplicación del valor razonable		0	0
3D0620	Impuesto a la renta y participación de los trabajadores diferidos		0	0
3D0621	Efecto acumulado por cambios en las políticas contables		0	0
3D0608	Otros		8,263	6,772
	Menos:			
3D0701	Ajustes a la Utilidad (Pérdida) del Ejercicio		0	0
3D0703	Utilidad en venta de inversiones financieras		0	0
3D0706	Utilidad en venta de inversiones inmobiliarias		0	0
3D0702	Utilidad en venta de inmuebles, maquinaria y equipo		-636	-21
3D0707	Utilidad en venta de activos intangibles		0	0
3D0712	Ganancia por aplicación del valor razonable		0	0
3D0708	Impuesto a la renta y participación de los trabajadores diferidos		40	885
3D0709	Participación en los resultados de de empresas vinculadas, netas de dividendos recibidos en efectivo		-3,696	-2,737
3D0710	Efecto acumulado por cambios en las políticas contables		0	0
3D0711	Otros		-16	-4,042
	CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
3D0812	(Aumento) Disminución de Activos financieros a valor razonable a través de ganancias y pérdidas		0	0
3D0819	(Aumento) Disminución de Activos disponibles para la venta			
3D0810	(Aumento) Disminución de Activos por Instrumentos Financieros Derivados			
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales		22,803	3,902
3D0802	(Aumento) Disminución de Cuentas por Cobrar a Vinculadas		0	0
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar		507	57
3D0804	(Aumento) Disminución en Existencias		-38,287	-18,609
3D0813	(Aumento) Disminución en Activos Biológicos		0	0
3D0817	(Aumento) Disminución de Activos no corrientes disponibles para la venta		0	0
3D0805	(Aumento) Disminución en Gastos Pagados por Anticipado		-2,404	-1,286
3D0818	(Aumento) Disminución de Otros Activos		0	0
3D0814	Aumento (Disminución) de Obligaciones Financieras		0	0
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales		-55,018	4,882
3D0807	Aumento (Disminución) de Cuentas por Pagar a Vinculadas		0	0
3D0815	Aumento (Disminución) de Provisiones		-232	0
3D0816	Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes		0	0
3D0809	Aumento (Disminución) de Otras Cuentas por Pagar		6,712	-669
3D0811	Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados		0	0
3D08ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación**		**-18,449**	**11,926**
	PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
3D0901	Ajuste de ejercicios anteriores		0	0
3D0902	Bienes adquiridos en operaciones de arrendamiento financiero		0	0
3D0903	Compensación de pasivos corrientes		0	0
3D0904	Compensación de pasivos no corrientes		0	0
3D0905	Capitalización de acreencias u obligaciones		0	0
3D0906	Revaluación de activos		0	0
3D0907	Aportes de capital en bienes		0	0

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Marzo del año 2006 y 2005
(En miles de nuevos soles)

	Capital	Capital adicional	Resultados no realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto atribuible a los accionistas de la matriz	Intereses Minoritarios	Total
Saldos al 1ero. de enero de 2005	251,550	0	10,267	3,529	0	27,814	0	293,160	0	**293,160**
1. Ingresos (gastos) reconocido directamente en el patrimonio	0	0	0	0	0	0	0	0	0	**0**
2. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	4,021	0	4,021	0	**4,021**
Total de ingresos y gastos del periodo	**0**	**0**	**0**	**0**	**0**	**4,021**	**0**	**4,021**	**0**	**4,021**
3. Efecto acumulado de cambios en políticas contables y corrección de errores	0	0	0	0	0	0	0	0	0	**0**
4. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	**0**
5. Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	-11,990	0	-11,990	0	**-11,990**
6. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	**0**
7. Reducción de capital o redención de acc. de inversión	0	0	0	0	0	0	0	0	0	**0**
8. Acciones en tesorería	0	0	0	0	0	0	0	0	0	**0**
9. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	**0**
10. Revaluación de activos	0	0	0	0	0	0	0	0	0	**0**
11. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	**0**
12. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0	**0**
13. Otros incrementos o disminuciones de las partidas patrimoniales	14,628	0	-1,559	2,755	0	-15,824	0	0	0	**0**
14. Interés Minoritario	0	0	0	0	0	0	0	0	0	**0**
Saldos al 31 de Marzo de 2005	**266,178**	**0**	**8,708**	**6,284**	**0**	**4,021**	**0**	**285,191**	**0**	**285,191**
Saldos al 1ero. de enero de 2006	266,178	0	12,303	6,284	0	30,143	0	314,908	0	**314,908**
1. Ingresos (gastos) reconocido directamente en el patrimonio	0	0	0	0	0	0	0	0	0	**0**
2. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	20,588	0	20,588	0	**20,588**
Total de ingresos y gastos del periodo	**0**	**0**	**0**	**0**	**0**	**20,588**	**0**	**20,588**	**0**	**20,588**
3. Efecto acumulado de cambios en políticas contables y corrección de errores	0	0	0	0	0	0	0	0	0	**0**
4. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	**0**
5. Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	-13,310	0	-13,310	0	**-13,310**
6. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	**0**
7. Reducción de capital o redención de acc. de inversión	0	0	0	0	0	0	0	0	0	**0**
8. Acciones en tesorería	0	0	0	0	0	0	0	0	0	**0**
9. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	**0**
10. Revaluación de activos	0	0	0	0	0	0	0	0	0	**0**
11. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	**0**
12. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0	**0**
13. Otros incrementos o disminuciones de las partidas patrimoniales	18,018	0	-4,199	3,014	0	-16,833	0	0	0	**0**
14. Interés Minoritario	0	0	0	0	0	0	0	0	0	**0**
Saldos al 31 de Marzo de 2006	**284,196**	**0**	**8,104**	**9,298**	**0**	**20,588**	**0**	**322,186**	**0**	**322,186**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Consistencia de los Estados Financieros

BALANCE GENERAL	Al 31 de Marzo	Al 31 de Diciembre
Total Activo **IGUAL a:**	887,809	840,368
- Total Pasivo+Patrimonio	887,809	840,368
Consistencia: ==>		

ESTADO DE PERDIDAS Y GANANCIAS	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2006	Consistencia	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2005	Consistencia
Rubros que deben ser POSITIVOS				
Ventas Netas (ingresos operacionales)	297,845		201,344	
Otros Ingresos Operacionales	116		349	
Ingresos Financieros	11,044		6,315	
Otros Ingresos	0		0	
Rubros que deben ser NEGATIVOS				
Costo de Ventas (Operacionales)	-230,465		-156,359	
Otros costos operacionales	0		0	
Gastos de Administración	-18,265		-15,295	
Gastos de Ventas	-22,807		-21,689	
Gastos Financieros	-8,263		-6,772	
Otros Gastos	-659		-4,017	

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO	Capital	Capital adicional	Resultados no realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto atribuible a los accionistas de la matriz	Intereses Minoritarios
Saldos iniciales de Estado de Cambios del periodo actual **IGUALES a:**	266,178	0	12,303	6,284	0	30,143	0	314,908	0
Saldos del Balance General del periodo anterior	266,178	0	12,303	6,284	0	30,143	0	314,908	0
Consistencia: ==>									
Saldos finales del Estado de Cambios del periodo actual **IGUALES a:**	284,196	0	8,104	9,298	0	20,588	0	322,186	0
Saldos del Balance General del periodo actual	284,196	0	8,104	9,298	0	20,588	0	322,186	0
Consistencia: ==>									

	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2006	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2005
Utilidad (Pérdida) Neta del Ejercicio del Estado de Cambios **IGUAL a:**	20,588	4,021
Utilidad (Pérdida) Neta del Ejercicio del Estado de Ganancias y Perdidas	20,588	4,021
Consistencia: ==>		

ESTADO DE FLUJOS DE EFECTIVO	
El saldo de efectivo y equivalentes al inicio del Ejercicio del periodo actual **IGUAL a:**	11,469
El saldo de efectivo y equivalente de efectivo del Balance General comparativo	11,469
Consistencia: ==>	
El saldo Efectivo y Equivalente de Efectivo al finalizar el Ejercicio del periodo actual **IGUAL a:**	57,422
El saldo de efectivo y equivalente de efectivo del Balance General actual	57,422
Consistencia :==>	

Conciliación del Resultado Neto con el Efectivo y Equivalentes de Efectivo Provenientes de las Actividades de Operación	Del 1 de Enero de 2006 al 31 de Marzo de 2006	Del 1 de Enero de 2005 al 31 de Marzo de 2005
Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo **IGUAL a:**	20,588	4,021
Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas	20,588	4,021
Consistencia: ==>		
	Del 1 de Enero de 2006 al 31 de Marzo de 2006	Del 1 de Enero de 2005 al 31 de Marzo de 2005
Aumento (Dism.) de Efectivo y Equivalente de Efectivo de la Conciliación **IGUAL a:**	-18,449	11,926
Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación.	-18,449	11,926
Consistencia (*) :==>		

(*)Si el Flujo de Efectivo se preparo por el Método indirecto no se aplica esta validación.

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
NOTAS A LOS ESTADOS FINANCIEROS
POR EL PERÍODO TERMINADO EL 31 DE MARZO DEL 2006

1) PRINCIPIOS Y PRACTICAS CONTABLES

- Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 y de las SIC de la 1 a la 33.

- Mediante Resolución N° 038-2005-EF.01, el Consejo Normativo de Contabilidad ha suspendido hasta el 31 de diciembre del 2006 la aplicación obligatoria de la NIC 21, la cual establecía que la moneda funcional debía ser utilizada a partir del 1° de enero del 2006.

  La moneda funcional que utilizará la compañía a partir del 1° de enero del 2007 será el dólar americano debido a que la mayor parte de sus operaciones de compra y venta de bienes y servicios se realiza en dicha moneda.

- Los estados financieros del periodo han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2005.

2) ESCISIÓN DE BLOQUE PATRIMONIAL DE COMPAÑIA SUBSIDIARIA

En la Junta General de Accionistas del 28 de marzo del 2005 se acordó La escisión de un bloque patrimonial de la subsidiaria Motorindustria S.A., relacionado con las actividades de recuperación de piezas y reparación de componentes hidráulicos, el cual ha sido transferido a Ferreyros S.A.A. El efecto de esta operación en los Estados Financieros se muestra en el siguiente cuadro:

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	Activos S/. 000		Pasivos S/. 000
Activos corrientes	2,451	Pasivos corrientes:	
		- Aumento	978
Activos no corrientes:		- Disminución	(10,264)
- Activo fijo, neto	10,707		
- Inversión en valores	(21,662)	Pasivo no corriente	782
	(8,504)		(8,504)

3) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende:

	31-03-06		31-12-05	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	256,448	27,833	266,198	38,221
Intereses diferidos	(10,110)	(3,469)	(9,757)	(3,433)
Provisión para cuentas de cobranza dudosa	(30,039)		(29,595)	
	216,299	24,364	226,846	34,788

4) CUENTAS POR COBRAR Y CUENTAS POR PAGAR CON EMPRESAS AFILIADAS

Los saldos de las cuentas por cobrar y por pagar con empresas afiliadas son los siguientes:

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	31-03-06	31-12-05
	S/.000	S/.000
Por cobrar vencimiento corriente		
Comerciales:		
Orvisa Sociedad Anónima	4,142	4,548
Unimaq S.A.	1,639	1,664
Fiansa Sociedad Anónima	378	112
Motorindustria S.A.	8	555
Domingo Rodas S.A.	203	153
Depósitos Efe S.A.	43	11
	6,412	7,043
Diversas :		
Unimaq S.A.	1,218	2,346
Fiansa Sociedad Anónima	2,677	1,669
Domingo Rodas S.A.	357	365
Orvisa Sociedad Anónima	2,378	2,616
	6,630	6,996
Total cuentas por cobrar	13,042	14,039
Por pagar vencimiento corriente		
Comerciales:		
Motorindustria S.A.	1,288	6,962
Orvisa Sociedad Anónima	1,799	376
Fiansa Sociedad Anónima	177	138
Unimaq S.A.	32	106
Depósitos Efe S.A.	46	3
	3,342	7,585
Diversas :		
Motorindustria S.A.		3,675
		3,675
Total cuentas por pagar	3,342	11,259

5) EXISTENCIAS

Este rubro comprende:

	31-03-06	31-12-05
	S/.000	S/.000
Máquinas motores y automotores	148,057	140,703
Repuestos	93,656	90,815
Servicios de taller en proceso	19,332	19,280
Existencias por recibir	47,946	21,575
	308,991	272,373
Provisión para desvalorización de existencias	(22,778)	(19,118)
	286,213	253,255

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

El movimiento del período de la provisión para desvalorización de existencias fue el siguiente:

	31-03-06 S/.000	31-03-05 S/.000
Saldo inicial	19,118	13,948
Adiciones del período	3,892	5,218
Aplicaciones por ventas	(232)	(4,042)
Saldo final	22,778	15,124

6) **INMUEBLES MAQUINARIA Y EQUIPO**

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Transfe-rencias S/.000	Otros cambios S/.000	Saldos finales S/.000
Costo -						
Terrenos	54,894					54,894
Edificios y otras construcciones	81,534	31			3,681	85,246
Instalaciones	3,936	19				3,955
Maquinaria y equipo	88,166	791	(1,209)	2,634	13,286	103,669
Maquinaria y equipo, flota de alquiler	74,130	1,592		(3,818)		71,903
Unidades de transporte	3,719		(121)		616	4,214
Muebles y enseres	29,578	202			393	30,172
Trabajos en curso	1,862	80				1,942
	337,819	2,714	(1,330)	(1,184)	17,976	355,995
Depreciación acumulada -						
Edificios y otras construcciones	28,335	626			622	29,583
Instalaciones	2,649	215				2,864
Maquinaria y equipo	66,710	2,596	(1,002)	47	6,001	74,352
Maquinaria y equipo, flota de alquiler	20,813	3,087		(2,240)	34	21,694
Unidades de transporte	3,439	36	(121)		423	3,777
Muebles y enseres	24,039	590			223	24,853
	145,985	7,150	(1,123)	(2,192)	7,303	157,123
Provisión para desvalorización de inmueble	(7,954)					(7,954)
Costo neto	183,880					190,918

Como consecuencia del acuerdo de escisión, la subsidiaria Motorindustria S.A. segregó un bloque patrimonial y lo transfirió a la Compañía. El activo fijo transferido por este concepto se está incluido en la columna "Otros cambios".

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

7) **INTERESES POR TITULOS DE DEUDA**

Los intereses devengados en el período por títulos de deuda han ascendido a S/.7.6 millones.

8) **INFORMACIÓN POR SEGMENTOS**

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

	2006			2005		
	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	274,537	23,309	297,845	181,024	20,320	201,344
Utilidad de operación	25,619	2,806	28,424	7,080	1,270	8,350
Principales activos:						
Activos fijos	147,791	43,127	190,918	149,343	58,904	208,247
Existencias	257,742	28,471	286,213	201,381	18,616	219,997
Cuentas por Cobrar	203,490	37,173	240,663	101,831	23,401	125,232

9) **PATRIMONIO**

Por acuerdo de Junta General de Accionistas del 28 de marzo del 2006, se aprobó aumentar el capital social en S/.18.0 millones mediante la capitalización de resultados acumulados y excedente de revaluación.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital social estará representado por 258,360,000 acciones comunes de un valor nominal de S/.1.10 cada una.

Por acuerdo de la Junta General de Accionistas antes mencionada, se aprobó la distribución de dividendos en efectivo por S/.13.3 millones.

10) **CONTINGENCIAS Y COMPROMISOS**

Al 31 de Marzo del 2006, la Compañía tiene las siguientes contingencias:

a. En Abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.4.9 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación al Tribunal Fiscal.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

b. En Diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.17.5 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación a la Administración Tributaria.

c. Al 31 de Marzo del 2006, la Compañía mantiene en proceso de reclamación, juicios por US$ 1.5 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Al 31 de Marzo del 2006, la Compañía tiene los siguientes compromisos:

a. Avales por US$ 12.3 millones y US$ 8.0 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US$ 3.1 millones, que garantizan transacciones diversas.

11) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

	Trimestres terminados el:	
	31-03-06	31-03-05
Utilidad neta	S/.20,558,000.00	4,021,000
Promedio ponderado de acciones comunes en circulación	258,360,000	258,360,000
Utilidad básica por acción	S/.0.080	S/.0.016

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.
Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

12) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias fueron las siguientes:

	Trimestres terminados el:	
	31-03-06	31-03-05
	S/.000	S/.000
Ventas netas	3,842	5,543
Utilidad en ventas	424	536

13) TRANSACCIONES CON VINCULADAS

Las transacciones del periodo con subsidiarias se resumen como sigue:

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	2006 S/.000	2005 S/.000
Venta de bienes :		
Fiansa Sociedad Anónima	17	8
Orvisa Sociedad Anónima	2,611	4,099
Unimaq S.A.	450	864
Motorindustria S.A.	486	139
Domingo Rodas S.A.	14	0
	3,578	**5,110**
Venta de servicios :		
Fiansa Sociedad Anónima	132	256
Orvisa Sociedad Anónima	23	24
Unimaq S.A.	26	74
Depósitos Efe S.A.	26	0
Motorindustria S.A.	26	79
Domingo Rodas S.A.	31	0
	264	**433**
Total ventas de bienes y servicios	**3,842**	**5,543**
Compras de bienes:		
Fiansa Sociedad Anónima	421	4,066
Orvisa Sociedad Anónima	1,443	62
Unimaq S.A.	522	716
	2,386	**4,844**
Compra de servicios:		
Unimaq S.A.	9	4
Fiansa Sociedad Anónima	218	0
Orvisa Sociedad Anónima	35	20
Depósitos Efe S.A.	154	228
Motorindustria S.A.	6,083	3,589
	6,499	**3,841**
Total compra de bienes y servicios	**8,885**	**8,685**

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta.Las operaciones se realizan a valor de mercado y la forma de pago es al contado.

14) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 31 de marzo que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	31-03-06	31-03-05
	(En miles de soles)	
Ajustes por registro de :		
Transferencias de existencias a inmuebles, maquinarias y equipo	6,784	6,152
Transferencias de inmuebles, maquinarias y equipo a existencias	10,158	14,283